Infinity Fuel Cell & Hydrogen, Inc.

Independent Auditors' Report
Financial Statements

December 31, 2022 and 2021

Whittlesey
Forward Advising™

ASSURANCE | ADVISORY | TAX | TECHNOLOGY

Whittlesey
Forward Advising™

Headquarters
280 Trumbull St
24th Floor
Hartford, CT 06103
Tel: 860.522.3111

www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2A
Hamden, CT 06518
Tel: 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.536.3970

INDEPENDENT AUDITORS' REPORT

To the Director and Stockholders of
Infinity Fuel Cell & Hydrogen, Inc.

Opinion

We have audited the accompanying financial statements of Infinity Fuel Cell & Hydrogen, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infinity Fuel Cell & Hydrogen, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Infinity Fuel Cell & Hydrogen, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Infinity Fuel Cell & Hydrogen, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Infinity Fuel Cell & Hydrogen, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Infinity Fuel Cell & Hydrogen, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Whittlesey PC

Hartford, Connecticut
May 12, 2023

INFINITY FUEL CELL & HYDROGEN, INC.

Balance Sheets

December 31, 2022 and 2021

	2022	2021
Assets		
Current assets:		
Cash	$ 4,464,049	$ 207,498
Investments	4,010,093	-
Accounts receivable	2,136	26,412
Unbilled accounts receivable	65,582	489,034
Other assets	247,386	49,598
Total current assets	8,789,246	772,542
Property and equipment, net	728,195	95,114
Right-of-use operating lease assets	245,171	-
Intangible assets, net	135,927	136,301
Total assets	$ 9,898,539	$ 1,003,957
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,307,168	$ 153,238
Accrued liabilities	201,529	346,608
Deferred revenue	7,224,120	355,102
Right-of-use operating lease liabilities, current portion	102,477	-
Deferred income taxes	127,306	24,812
Line of credit	-	96,040
Total current liabilities	8,962,600	975,800
Right of use operating lease liabilities, net of current portion	147,083	-
	147,083	-
Total liabilities	9,109,683	975,800
Stockholders' equity:		
Common stock, class A	758	425
Common stock, class B	4,500	4,500
Preferred stock	-	-
Additional paid in capital	166,435	10,250
Retained earnings	617,163	12,982
Total stockholders' equity	788,856	28,157
Total liabilities and stockholders' equity	$ 9,898,539	$ 1,003,957

The accompanying notes are an integral part of the financial statements.

INFINITY FUEL CELL & HYDROGEN, INC.

Statements of Income

For the years ended December 31, 2022 and 2021

	2022	2021
Contract revenues	$ 8,956,131	$ 6,366,834
Cost of contract revenues	(6,043,244)	(4,432,242)
Loss provision on contract revenues	-	(589,405)
Gross profit	2,912,887	1,345,187
Operating expenses:		
General and administrative	1,755,978	878,241
Research and development	287,824	50,012
Total operating expenses	2,043,802	928,253
Operating income	869,085	416,934
Other income/(expense):		
Paycheck protection program loan forgiveness	-	94,400
Unrealized gain on investments	7,464	-
Interest income	4,675	-
Other income	5,816	823
Other expense	(159,590)	(43,126)
Total other income/(expense)	(141,635)	52,097
Income before provision for income taxes	727,450	469,031
Provision for income taxes	(123,269)	(20,039)
Net income	$ 604,181	$ 448,992

The accompanying notes are an integral part of the financial statements.

INFINITY FUEL CELL & HYDROGEN, INC.

Statements of Stockholders' Equity

For the years ended December 31, 2022 and 2021

	Common Stock, Class A			Common Stock, Class B			Additional Paid In Capital	Retained Earnings	Total
	Authorized	Issued	Amount	Authorized	Issued	Amount			
Balance, January 1, 2021	7,000,000	300,000	$ 300	8,000,000	4,500,000	$ 4,500	$ 1,000	$ (436,010)	$ (430,210)
Stock issuance	-	12,500	125	-	-	-	9,250	-	9,375
Net income	-	-	-	-	-	-	-	448,992	448,992
Balance, December 31, 2021	7,000,000	312,500	425	8,000,000	4,500,000	4,500	10,250	12,982	28,157
Stock issuance	7,000,000	33,250	333	8,000,000	-	-	19,417	-	19,750
Stock option compensation	-	-	-	-	-	-	136,768	-	136,768
Net income	-	-	-	-	-	-	-	604,181	604,181
Balance, December 31, 2022	14,000,000	345,750	$ 758	16,000,000	4,500,000	$ 4,500	$ 166,435	$ 617,163	$ 788,856

The accompanying notes are an integral part of the financial statements.

INFINITY FUEL CELL & HYDROGEN, INC.

Statements of Cash Flows

For the years ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net income	$ 604,181	$ 448,992
Adjustments to reconcile net income to change in cash from operating activities:		
Depreciation	117,338	39,847
Amortization	13,214	12,827
Deferred income taxes	102,494	6,331
Paycheck Protection Program loan forgiveness	-	(94,400)
Unrealized gain on investments	(7,464)	-
Amortization of right of use operating lease assets	82,616	-
Stock based compensation expense	136,768	-
Changes in assets and liabilities:		
Accounts receivable	24,276	141,385
Unbilled accounts receivable	423,452	(489,034)
Income tax receivable	-	4,858
Other assets	(197,788)	(11,343)
Accounts payable	1,153,930	(54,330)
Accrued liabilities	(145,079)	138,078
Deferred revenue	6,869,018	(226,407)
Right-of-use operating lease liabilities	(78,227)	-
Change in cash from operating activities	9,098,729	(83,196)
Cash flows from investing activities:		
Purchase of investments	(4,002,629)	-
Payments for intangible assets	(12,840)	(939)
Payments for property and equipment	(750,419)	(33,194)
Change in cash from investing activities	(4,765,888)	(34,133)
Cash flows from financing activities:		
Proceeds from common stock issuance	19,750	9,375
Proceeds from/(repayments) of line of credit	(96,040)	96,040
Change in cash from financing activities	(76,290)	105,415
Net change in cash	4,256,551	(11,914)
Cash at beginning of year	207,498	219,412
Cash at end of year	$ 4,464,049	$ 207,498

Supplemental disclosure of cash flow information

	2022	2021
Cash paid for:		
Interest	$ 2,350	$ 1,029
Income taxes	$ 13,033	$ 7,100

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION:

Founded in 2002, Infinity Fuel Cell & Hydrogen, Inc., (the "Company") has focused many years of combined military and space fuel cell experience on designing the next generation of air-independent fuel cells and regenerative fuel cells. With the support of NASA and several other U.S. government agencies and commercial businesses, the Company has achieved key breakthroughs in fuel cell design that have significantly reduced the complexity of these systems and dramatically improved performance and reliability.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Adoption of New Accounting Pronouncement

ASU No. 2016-02, Leases (Topic 842) - The amendments in this update require lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases. The guidance was effective for the Company on January 1, 2022. The adoption requires either a modified retrospective transition where the lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented, or a cumulative effect adjustment as of the date of adoption. The Company adopted this new guidance on January 1, 2022 and as a result, the Company recorded right of use operating lease assets and liabilities of $204,042 through a cumulative effect adjustment as of that date. In July 2018, the FASB issued ASU No. 2018-11, which provided a practical expedient package for lessees. The Company elected to use the expedient package and did not reassess whether any existing contracts contain leases; did not reassess the lease classification for existing leases; and did not reassess initial direct costs for any existing leases. As a result, all leases are considered operating leases.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable, Unbilled Accounts Receivable and Deferred Revenue

The timing of revenue recognition, billings and cash collections result in accounts receivable, unbilled accounts receivable and deferred revenue. Customers pay either on a performance-based schedule or make progress payments as work is performed, depending on the contract terms.

Accounts Receivable

Accounts receivable are stated at amounts estimated by management to be the net realizable value. An allowance for doubtful accounts is recorded when it is probable that an amount will not be collected based on historical collection trends, age of outstanding receivables, specific customer circumstances, and existing economic conditions. Uncollectible accounts receivable are charged against the allowance for doubtful accounts when all collection efforts have failed, and it is deemed unlikely that the amount will be recovered. The Company had no allowance for doubtful accounts as of December 31, 2022 and 2021.

Unbilled Accounts Receivable

Unbilled accounts receivable consists of work performed that has not been invoiced.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Deferred Revenue

Advance payments may also be received based on the contract terms. A liability is recorded for advance payments in excess of revenue recognized as deferred revenue.

Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Realized and unrealized gains and losses on investments include the Company's gains and losses on investments bought and sold as well as held during the year. Realized and unrealized gains and losses are reported in the statements of income.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Repairs and maintenance and the purchase of small equipment, below the capitalization threshold of $1,000, are charged to expense when incurred. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Equipment	5 – 7 years
Furniture and fixtures	5 – 7 years
Leasehold improvements	Shorter of useful life of 5 – 7 years or the lease term
Computer software	1 – 5 years

Intangible Assets

Intangible assets with finite lives consist of patents. Amortization is computed on the straight-line basis over the estimated life of the asset which is twenty years. For the years ended December 31, 2022 and 2021, amortization expense was $13,214 and $12,827, respectively. Amortization is expected to approximate $13,214 for the years 2023 through 2027.

Impairment

Accounting principles generally accepted in the United States require that management review the property and equipment and intangible assets' carrying values for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the carrying value of assets held for use based on a review of projected undiscounted cash flows. Impairment losses, where identified, are determined as the excess of the carrying value over the estimated fair value of the long-lived asset. As of December 31, 2022 and 2021, no such events or circumstances exist.

Revenue Recognition

The Company follows Accounting Standards Codification ("ASC") Topic 606: Revenue from Contracts with Customers ("Topic 606"). Under Topic 606, the amount of revenue recognized for any goods or services reflects the consideration that the Company expects to be entitled to receive in exchange for those goods and services. To achieve this core principle, the Company applies the following five-step approach: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition (Continued)

A substantial portion of the Company's revenue is recognized over time. The Company's governmental and commercial contracts generally control the work in process by contractual clauses and the Company's right to payment for products or services that do not have an alternate use. Most contracts have several deliverables in line with the right to payment, but represent a single performance obligation, as the promise to transfer the individual goods and services is not separately identifiable from other promises in the contract. As control transfers continuously over time in these contracts, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. We generally use the cost-to-cost measure of progress as this measure best depicts the transfer of control to the customer which occurs as we incur costs on our contracts. Under the cost-to-cost method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation.

For over time contracts using cost-to-cost, management uses an Estimate at Completion ("EAC") process in which management reviews the progress and execution of our performance obligations. This EAC process requires management judgment relative to assessing risks, estimating contract revenue, determining reasonably dependable cost estimates, and making assumptions for schedule and technical issues. Since certain contracts extend over a longer period of time, the impact of revisions in cost and revenue estimates during the progress of work may adjust the current period earnings through a cumulative catch-up basis. This method recognizes, in the current year, the cumulative effect of the changes on current and prior years. Additionally, if the current contract estimate indicates a loss, a provision is made for the total anticipated loss when it becomes evident. Contract cost and revenue estimates for significant contracts are generally reviewed and reassessed quarterly.

During 2021, an adjustment was made to a contract regarding the total estimated costs to complete that has caused an increase in the provision for contract losses recorded on the statements of income.

Revenue from most government sponsored projects is recognized as direct costs are incurred plus allowable overhead less cost share requirements, if any. Revenue is only recognized to the extent the contracts are funded.

The Company performs both customer-sponsored research and development projects based on contractual agreements with customers and company-sponsored research and development projects.

Costs incurred for customer-sponsored projects include manufacturing and engineering labor, applicable overhead expenses, materials to build and test prototype units and other costs associated with customer sponsored research and development contracts. Costs incurred for customer-sponsored projects are recorded as cost of contract revenues in the Statements of Income.

Costs incurred for company-sponsored research and development projects consist primarily of labor, overhead, materials to build and test prototype units and consulting fees. These costs are recorded as research and development expenses in the Statements of Income.

Loss accruals are recognized to the extent that the estimated costs to satisfy the performance obligation exceed the estimated remaining unrecognized net consideration. Estimated losses are recognized in the period in which losses are identified.

Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components. All contracts are made within the United States.

Remaining performance obligations are the aggregate amount of the total contract transaction price that is unsatisfied or partially unsatisfied. As of December 31, 2022 and 2021, the Company's total remaining performance obligations for contracts was $13,161,567, and $2,145,587, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Warranties

The Company generally provides limited warranties for work performed. The warranty periods typically extend over a limited duration following substantial completion of the Company's work on a project. Historically, warranty claims have not resulted in material costs incurred. As of December 31, 2022 and 2021 there was no reserve recorded by the Company. During the years ended December 31, 2022 and 2021, $-0- was expensed by the Company.

Leases

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Fair Value Measurement

The Company follows FASB ASC 820, *Fair Value Measurements*. This topic defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles. ASC 820 defines fair value as the exchange price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Company's own credit risk.

In addition to defining fair value, ASC 820 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. These levels are:

- Level 1 - inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
- Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 - inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Valuation techniques based on unobservable inputs are highly subjective and require judgments regarding significant matters, such as the amount and timing of future cash flows and the selection of discount rates that may appropriately reflect market and credit risks. Changes in these judgments often have a material impact on the fair value estimates. In addition, since these estimates are as of a specific point in time, they are susceptible to material near-term changes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. Income tax expense is the tax calculated for federal and state reporting purposes for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority. A liability is established for differences between positions taken, if any, in income tax provision in the statement of income. To the extent that accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made.

Equity Based Compensation

The Company measures and recognizes the cost of services received in exchange for awards of equity instruments based on the grant-date fair value in accordance with the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 718, *Compensation - Stock Compensation*. The Company uses the Black-Scholes valuation model to determine grant-date fair value for stock options and recognizes straight line amortization of share-based compensation expense over the requisite service period of the respective awards and accounts for stock option forfeitures as they occur.

Reclassifications

Certain reclassifications have been made to 2021 amounts to conform to the 2022 financial statement presentation.

Subsequent Events

The Company monitored and evaluated any subsequent events for footnote disclosures or adjustments required in its financial statements for the year ended December 31, 2022 through May 12, 2023, the date on which the financial statements were available to be issued.

NOTE 3 – INVESTMENTS:

Investments consist of the following at December 31,:

	2022	2021
U.S. Treasury Notes	$ 4,010,093	$ -

Fair values of investments, measured on a recurring basis at the reporting date, are considered Level 1.

NOTE 4 – PROPERTY AND EQUIPMENT, NET:

Property and equipment consist of the following at December 31,:

	2022	2021
Equipment	$ 670,965	$ 285,298
Furniture and fixtures	118,572	47,376
Leasehold improvements	289,779	30,577
Computer software	70,837	54,983
Construction in progress	8,454	-
	1,158,607	418,234
Less accumulated depreciation and amortization	(430,412)	(323,120)
Total property and equipment, net	$ 728,195	$ 95,114

Depreciation expense for property and equipment was $117,338 and $39,847 for the years ended December 31, 2022 and 2021, respectively.

NOTE 5 – INTANGIBLE ASSETS, NET:

Intangible assets, net consist of the following at December 31,:

	2022	2021
Patents	$ 267,379	$ 254,539
Trademarks	825	825
	268,204	255,364
Less accumulated amortization	(132,277)	(119,063)
Total intangible assets, net	$ 135,927	$ 136,301

NOTE 6 – ACCRUED LIABILITIES:

Accrued liabilities consist of the following at December 31,:

	2022	2021
Accrued loss provision on contract revenues	$ 57,596	$ 243,979
Accrued payroll and employee benefits	128,952	94,703
Accrued income taxes	14,981	7,926
Total accrued liabilities	$ 201,529	$ 346,608

NOTE 7 – PAYCHECK PROTECTION PROGRAM LOAN:

During May 2020, the Company received approval for a U.S. Small Business Administration ("SBA") Paycheck Protection Program ("PPP") loan in the amount of $94,400. Under the PPP, funds are forgivable if utilized for qualified expenditures according to the program criteria over the eight week or twenty-four-week period following the date of funding. In order to qualify for forgiveness, the funding must be spent on eligible payroll expenses, with up to 40% allowed to be spent on other eligible expenditures, such as rent and utilities. As outlined by the SBA, any unforgiven balance must be paid over two years at an annual interest rate of 1% with an initial deferment period of ten months from disbursement date of loan (interest will accrue). The Company received forgiveness notification from the SBA on March 2, 2021, therefore has recorded forgiveness income as income on statement of income for the year ended December 31, 2021.

NOTE 8 – LINE OF CREDIT:

The Company entered into a secured line of credit with Peoples Bank for maximum borrowings of $300,000, at an interest rate of 1% over the Wall Street Journal Prime Rate rounded to the nearest .125%, with a maturity date automatically renewing each July 15th. The interest rate was 7.50% and 4.25% as of December 31, 2022 and 2021, respectively. Interest only payments are required monthly. The collateral of the loan consists of chattel paper, accounts receivable, equipment and general intangibles. As of December 31, 2022 and 2021, there was $-0- outstanding.

The Company entered into an unsecured line of credit with Webster Bank for maximum borrowings of $100,000, at a fixed interest rate of 8.00%, with a maturity date renewing each May 25th. Interest only payments are required monthly. As of December 31, 2022 and 2021, there was $-0- and $96,040 outstanding, respectively.

NOTE 9 – STOCKHOLDERS EQUITY:

Common Stock

The Company maintains three classes of common stock as follows:

Class	Par Value	Voting Rights	Shares Authorized
A	$0.001	Yes	14,000,000
B	$0.001	Yes	16,000,000
C	$0.001	No	5,000,000

The Company has entered into agreements with all of its stockholders whereby the shares of the Company are subject to restrictions as to sale or transfer. The Company has the right of first refusal to purchase all or any portion of the outstanding stock of any stockholder who wishes to sell his stock pursuant to a bona fide offer from a third party other than a family member of the stockholder as defined in the Restricted Stock Purchase Agreement. Shares issued may be subject to additional restrictions.

Preferred Stock

Preferred stock may be issued by the Board of Directors. The Company maintains preferred stock at a par value of $.001 with five million shares authorized. At December 31, 2022 and 2021, there are no preferred shares issued and outstanding.

Stock Incentive Plan

The Board of Directors adopted the 2015 Stock Option Plan (the "Stock Plan"). There are three million allocated shares of common stock which may be issued and sold under the Stock Plan. Eligible individuals may be granted either incentive stock options under Section 422 of the Internal Revenue Code (the "Code") or non-qualified options as defined by the Stock Plan, at the sole discretion of the Board of Directors.

The purchase price of executed options shall not be less than 100% of the fair market value of such stock or less than 110% of such fair market value in the case of options as outlined in the Stock Plan document. Options shall expire in accordance with agreement terms, which shall not be later than ten years after the date the option was granted, unless terminated earlier under other Stock Plan provisions. The holder of an option has no rights as a stockholder. Options are not transferable unless non-qualified options are transferred to a qualified domestic relations order as defined.

Upon termination of employment for any reason, including death or disability, at any time before the exercise period ends, the termination will be deemed an offer to the Company to cancel the options unless otherwise specified in the Stock Plan provisions.

NOTE 9 – STOCKHOLDERS EQUITY (CONTINUED):

Stock Options

Stock option compensation expense is recorded on a straight-line basis over the appropriate vesting period, generally three or four years but no longer than ten years. The Company recorded $136,768 and $-0- for stock option expense during the years ended December 31, 2022 and 2021, respectively. The Company issues shares of Class A or Class B common stock upon the exercise of stock options.

The total pretax intrinsic value of options exercised during the years ended December 31, 2022 and 2021 (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) was $-0-. At December 31, 2022 and 2021, respectively, the intrinsic value of stock options outstanding was $-0- and the intrinsic value of stock options exercisable was $-0-. During the years ended December 31, 2022 and 2021, the amount of cash received from the exercise of stock options was $19,750 and $9,375, respectively.

At December 31, 2022, there was $360,753 of total unrecognized compensation cost related to non-vested stock option awards.

The fair value of stock options is determined by using a lattice-based option pricing model. The Company uses a combination of its historical stock price volatility and the volatility of exchange traded options, if any, on the Company stock to compute the expected volatility for purposes of valuing stock options granted. The period used for the historical stock price corresponded to the expected term of the options. The expected dividend yield is based on the Company's practice of not paying dividends. The risk-free rate of return is based on the yield of U.S. Treasury Strips with terms equal to the expected life of the options as of the grant date.

Stock option valuation assumptions are as follows:

	2022	2021
Stock option valuation assumption		
Expected dividend yield	0%	0%
Expected volatility	45% - 80%	20%
Risk-free interest	3.8%	1.5%
Expected life in years	6.25 years	7 years

The following table summarizes stock option activity for the years ended December 31,:

	2022		2021	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,817,500	$ 0.56	1,640,000	$ 0.54
Granted	430,000	2.11	215,000	0.75
Exercised	(33,250)	0.59	(12,500)	0.75
Canceled or expired	(124,250)	0.73	(25,000)	0.75
Outstanding, end of year	2,090,000	$ 0.87	1,817,500	$ 0.56

The weighted average grant date fair value per share of stock options granted during the years ended December 31, 2022 and 2021 was $1.20 and $-0-, respectively.

Two stock option agreements were granted and cancelled during 2022. There was one agreement partially exercised, two agreements partially exercised upon cancellation and no expired options during 2022.

NOTE 9 – STOCKHOLDERS EQUITY (CONTINUED):

The following table provides certain information with respect to stock options outstanding and exercisable at December 31, 2022, under the Stock Plan:

	Stock Options Outstanding					Stock Options Exercisable		
	Number of Outstanding Shares	Weighted Average Exercise Price		Weighted Average Remaining Life in Years	Number of Exercisable Shares	Weighted Average Exercise Price	
Range of exercise prices							
$0.00-$0.50	1,265,000	$	0.50	3.2	1,265,000	$	0.50
$0.51-$0.75	415,000		0.75	7.7	257,500		0.75
$0.76-$2.00	340,000		1.90	9.3	37,500		1.90
$2.01-$3.19	70,000		3.19	9.8	-		-
	2,090,000	$	0.87	5.2	1,560,000	$	0.57

NOTE 10 – CONTRACT REVENUES:

The following table presents the Company's contract revenues disaggregated by customer type:

	2022	2021
United States Government	$ 760,730	$ 1,471,471
Commercial	8,195,401	4,895,363
Total contract revenues	$ 8,956,131	$ 6,366,834

NOTE 11 – LEASES:

The Company leases its office and warehouse spaces in Windsor, Connecticut, which commenced July 1, 2019, and expired June 30, 2022, at a rate of $3,250 per month. An extension was signed for three more years expiring on June 30, 2025. In March 2020, the Company leased an additional space in the office park until February 28, 2025. The total rent expense was $152,270 and $154,840 for the years ended December 31, 2022 and 2021, respectively. The Company' estimated incremental borrowing rate of 5% was used in its present value calculation as the office lease does not have a stated rate and the implicit rate was not readily determinable. Common areas costs incurred by the Company are included in rent expense.

Future minimum lease payments as of December 31, 2022 are as follows:

Year Ending December 31,	Amount
2023	$ 112,175
2024	116,429
2025	35,267
Total future minimum lease payments	263,871
Less imputed interest	(14,311)
Total operating lease liability	249,560
Less operating lease liability, current	(102,477)
Operating lease liability, non-current	$ 147,083

NOTE 12 – RETIREMENT PLAN:

On September 1, 2010, the Company adopted a simple IRA plan (the "Plan"). Under the provisions of the Plan, an employee is eligible to make deferred salary contributions if they are expected to receive at least $5,000 in compensation during the calendar year. Eligible participants may elect to make salary reduction contributions up to Internal Revenue Service limits. The Company can elect to make a non-elective contribution equal to 2% of the employees contribution or elect to make a dollar-for-dollar match of employee elective deferrals each year, up to an elected % not to exceed 3%. Company expense for matching contributions was $41,643 and $22,286 for the years ended December 31, 2022 and 2021, respectively.

NOTE 13 – CONCENTRATIONS:

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

For the years ended December 31, 2022 and 2021, two customers accounted for 92% and 84%, respectively, of total revenues and the same two customers accounted for 0% and 45%, respectively, of accounts receivable.

NOTE 14 – INCOME TAXES:

The Company accounts for income taxes in accordance with the Accounting for Income Taxes ("ASC 740") topic of the FASB Accounting Standards Codification. ASC 740 requires that a deferred tax liability or asset be recognized for the estimated future tax effects attributable to temporary differences between the Company's tax return and financial statements. ASC 740 provides for recognition of a deferred tax asset for all future deductible temporary differences that, more likely than not, will provide the Company a future benefit.

At December 31, 2022 and 2021 a valuation allowance was established for deferred tax assets of $233,219 and $107,661, respectively, since the Company's management believed that it is more likely than not that the Company will not realize the benefit of deductible temporary differences based on the level of historical taxable income and projected future taxable income.

At December 31, 2022 and 2021, the Company has federal net operating loss carryforwards of approximately $356,000 and $761,100, respectively, and state net operating loss carryforwards of approximately $556,000 and $1,239,000, respectively.

The provision for income taxes consisted of the following at December 31,:

	2022	2021
Current	$ 920,189	$ 17,651
Deferred	(796,920)	2,388
Provision for income taxes	$ 123,269	$ 20,039

NOTE 14 – INCOME TAXES (CONTINUED):

The significant components of net deferred tax assets/ (liabilities) are as follows as of December 31,:

	2022	2021
Deferred tax assets/(liabilities):		
Property and equipment	$ (194,413)	$ (23,956)
Intangible assets	(770)	(857)
Unrealized gain on investments	(2,010)	-
Section 174 add back	69,887	-
State net operating loss carryforwards	-	73,388
Federal net operating loss carryforwards	-	159,832
Total deferred tax assets	(127,306)	208,407
Less valuation allowance	-	(233,219)
Net deferred tax assets/(liabilities)	$ (127,306)	$ (24,812)

The Company's effective tax rate differs from the statutory federal income tax rate primarily due to certain non-deductible expenses for tax purposes, state and local income taxes, stock option compensation, and changes in the valuation allowance for deferred tax assets/(liabilities).

Currently, the Company's tax filings for calendar years 2019-2021 remain open to inspection by the IRS and the State of Connecticut. The Company's 2022 tax return will be filed during 2023.

Headquarters
280 Trumbull Street, 24th Floor
Hartford, CT 06103
860.522.3111

One Hamden Center
2319 Whitney Avenue, Suite 2A
Hamden, CT 06518
203.397.2525

14 Bobala Road, 3rd Floor
Holyoke, MA 01040
413.536.3970

WAdvising.com

Whittlesey
Forward Advising™